
DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Mr. J. Kenneth Alley
Senior Vice President and Chief Financial Officer
Suncor Energy Inc.
112 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V5

> **Re:** **Suncor Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 4, 2008**
> **File No. 001-12384**

Dear Mr. Alley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Financial Statements

Statements of Earnings and Comprehensive Income, page 58

1.   We note the increasing volume of your energy marketing and trading activities, which approximated C$2.9 billion in 2007. Considering the magnitude of this activity and its increasing importance to your operations, it appears that the associated disclosures should be expanded to more adequately and sufficiently address the salient aspects of these activities to include information such as the

types of contracts, fair values aggregated by source, methods and significant assumptions used to estimate fair values, reconciliation of beginning and ending carrying values and sensitivities to estimates utilized.

Note 7 – Financial Instruments, page 69

2.     In subsection (c) of this note, you describe your activities associated with certain energy marketing and trading activities, in which you use physical and financial derivative instruments, including swaps, forwards and options.  Please tell us how you determined that these instruments qualify for derivative accounting under U.S. GAAP, particularly giving consideration to the guidance contained in EITF 01-8.

3.     Please expand your disclosure, with respect to your energy marketing and trading activities, to address the nature and extent of the market risk that is associated with these transactions.  Additionally, please tell us whether there are any purchase commitments related to these contracts as of December 31, 2007 and, if so, the nature, term and amounts corresponding to such commitments.

Note 20 – Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 86

4.     We read your disclosure which explains and reconciles the differences that exist between your primary Canadian GAAP balance sheets and statements of earnings and comprehensive income, and the corresponding U.S. GAAP financial statements.  Please tell us why your disclosure does not also include a similar explanation and reconciliation for your statements of cash flows, as required by Item 17(c)(2)(iii) of Form 20-F.  Such reconciliation is required pursuant to General Instruction C(2) of Form 40-F.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson, at (202) 551-3584, or Mellissa Duru, at (202) 551-3757, with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director